5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

February 17, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549 USA

Attention:	Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re: Adastra Holdings Ltd. (the "Company") Registration Statement on Form 20-F Filed January 21, 2021 File No. 000-56365

We write in response to your letter of February 7, 2022 to Michael Forbes, Chief Executive Officer of the Company, with respect to Registration Statement on Form 20-F filed by the Company on January 21, 2022. Our response is numbered in a manner that corresponds with your comments as set out in your letter of February 7, 2022.

Amendment No. 1 to Form 20-F filed January 21, 2022

Risk Factors

Doing business in the cannabis industry leaves our company subject to possible regulatory risks, page 4

1. We note your response to prior comment 1 and reissue in part. Please expand your discussion in the Information on the Company section to describe the material effects of government regulations on your mushroom and mushroom-derived products.

The Company has added additional disclosure to comment that we are still a year away from legally being able to formulate and possess psychedelics and are still assessing the impact of any government regulations on our business.

We rely on physicians and other healthcare professionals, page 9

2. We note your response to our prior comment 2 and reissue the comment in part. Please revise your disclosure in the Information on the Company section on page 14 to clarify that as part of your plans for psychedelic products you intend to employ physicians and other healthcare professionals at your clinics related to the operations of PerceiveMD to provide consultations to customers regarding the benefits of using mushroom and mushroom-derived products

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

The Company has revised disclosure in the Information on the Company section to clarify that it currently employs physicians and other healthcare professionals to provide consultations to customers regarding the benefits of cannabis based products only.

As mentioned above the Company has applied for a Dealers licence with Heath Canada but is still at least 12 months away from being able to legally formulate and possess mushroom and mushroom-derived products.

Extraction, page 23

3. We note your response to our prior comment 5 and your revised disclosure describing the material terms of your brand licensing agreement with CannMart Labs Inc. Please also file this agreement as an exhibit or advise us why such agreement is not required to be filed. See Instruction 4(b)(ii) in the Instructions as to Exhibits of Form 20-F.

The Company has filed as an exhibit the terms of the Brand Licensing agreement with CannMart.

Principal Markets, page 28

4. We note that in your response to our prior comment 8, you state that "[a]s healthcare professionals are being employed at [y]our clinics, they will provide consultations to patients and may market [y]our products to them depending on the patients needs. Therefore, the company aims to create relationships with healthcare professionals to support the marketing of our products, mainly through the use of social media." Please revise your disclosure here concerning your marketing strategy to include this discussion as you have provided it in your response letter.

The Company has added additional disclosure concerning its marketing strategy.

Liquidity and Capital Resources, page 35

5. We note your response to our prior comment 10 and your amended disclosure here stating that you have announced a private placement financing to raise additional funds on November 21, 2021. To the extent that you have issued additional shares through this private placement, please ensure that you also amend accordingly your disclosure discussing recent issuances of securities starting on page 48. Refer to Item 10 of Form 20- F.

As of the date of this letter, the Company has issued no additional securities.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 44

6. We note your response to our prior comment 11. Given that your CEO and Director, Mr. Michael Forbes, is also a Director and controlling shareholder of Sitka Weed Works Inc., please revise your disclosure here to discuss the nature and extent of this agreement. Refer to Item 7.B.1. of Form 20-F.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

The Company has revised its disclosure to add detail to the nature and extent of the agreement with Sitka Weed Works.

1204581 B.C. Ltd. - Report of Independent Registered Public Accounting Firm , page F-1

7. Please have your auditor to provide a consent on its audit opinion for 1204581 B.C. Ltd dated November 2, 2021.

The Company has filed as an exhibit the consent letter on its audit opinion for 1204581 B.C. Ltd dated. 2 November 2021.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

ADASTRA HOLDINGS LTD.

/s/ Michael Forbes

Michael Forbes

Chief Executive Officer